 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

18 July 2007



Securities & Exchange Commiss
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

07026337



Dear Sirs

SUPPL

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

SEP 0 6 2007

**THOMSON
FINANCIAL**

c.c Ms Andres Estay -   The Bank of New York
                            ADR Department
                            101 Barclay St., 22nd Floor
                            New York
                            NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166   Fax: (603) 2162 3448



Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **Lion Industries Corporation Berhad**
* Stock name	: **LIONIND**
* Stock code	: **4235**
* Contact person	: **Wong Phooi Lin**
* Designation	: **Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	09.07.2007	1.95	3,000	Negligible
	16.07.2007	1.95	7,500	Negligible
Loke Shu Sun	17.07.2007	1.95	20,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1 7 JUL 2007

1

END